UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 1 to

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 to Schedule 13D)

Twitter Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90184L102

(Cusip Number)

John Lutz Heidi Steele McDermott Will & Emery LLP 444 West Lake Street, Suite 4000 Chicago, IL 60657 (312) 984-3624

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90184L102

1	Name of Reporting Person: I.R.S. Identification Nos. of Above Person (entities only): Elon R. Musk
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instruction): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☒
6	Citizenship or Place of Organization: USA
Number of Shares	7	Sole Voting Power: 73,115,038
Beneficially Owned by Each	8	Shared Voting Power: --
Reporting Person With	9	Sole Dispositive Power: 73,115,038
	10	Shared Dispositive Power: --
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 73,115,038
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 9.1%[1]
14	Type of Reporting Person (See Instructions): IN

1 Based on 800,641,166 shares of Common Stock outstanding as of February 10, 2022 as reported in the Issuer’s Annual Report on Form 10-K for the year ended

SCHEDULE 13D

Explanatory Note: This statement on Schedule 13D amends the Schedule 13D of Elon Musk (the “Reporting Person”) that was filed with the Securities and Exchange Commission on April 5, 2022 (the “Schedule 13D”) with respect to the Common Stock of Twitter Inc. (the “Issuer’). This amendment to the Schedule 13D constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4.     Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated in its entirety to read as follows:

Pursuant to the April 4, 2022 letter Agreement, the Reporting Person was invited to serve on the board of directors (the “Board”) of the Issuer. On April 9, 2022, the Reporting Person informed the Issuer that he is not joining the Board.

The Reporting Person holds the Common Stock of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s evaluation of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments.

From time to time, the Reporting Person may engage in discussions with the Board and/or members of the Issuer’s management team concerning, including, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer. The Reporting Person may express his views to the Board and/or members of the Issuer’s management team and/or the public through social media or other channels with respect to the Issuer’s business, products and service offerings.

Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to change his plans at any time, as he deems appropriate, and in light of his ongoing evaluation of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, Reporting Person’s need for liquidity, and other future developments.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2022

By:	/s/ Elon Musk
Elon Musk